EXHIBIT 99.1

PRESS RELEASE
STATS ChipPAC Clarifies Comments in Media
United States — 03/02/2006, Singapore — 03/02/2006 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, wishes to clarify comments attributed to Mr. Tan Lay Koon, President and CEO.
Mr. Tan Lay Koon, President and CEO of STATS ChipPAC Ltd., was interviewed by reporters from Dow Jones Newswires and by Reuters at the Reuters Global Technology, Media and Telecoms Summit on March 1, 2006. He said that “in the Outsourced Assembly and Test business, it is probably reasonable to expect about 20% to 25% gross margin in a reasonably good year,” repeating what he had said previously in STATS ChipPAC’s fourth quarter earnings call in January 2006.
STATS ChipPAC provides quarterly guidance on revenue and earnings per share but has not historically provided guidance for the full year and does not provide specific gross margin guidance.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Singapore Contact:
Lee Ching Ching
Senior Investor Relations Manager
Tel: (65) 6824 7705, Fax: (65) 6720 7826
email: chingching.lee@statschippac.com
US Contacts:

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652	Tel: (208) 939 3104, Fax: (208) 939 4817
email: drew.davies@statschippac.com	email: lisa.lavin@statschippac.com

The Ruth Group David Pasquale — Executive Vice President Tel: (646) 536 7006 email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059